BAYOU STEEL CORPORATION

To Our Stockholders:

The net loss of $973,000 in the first quarter of fiscal 1994 was due to a decline in margins and, to a lesser extent, the non-production expenses related to the ongoing labor disruption by the United Steelworkers of America, Local 9121, which began on March 21, 1993.

BUSINESS REVIEW

Shape shipments of 103,168 for the December quarter were 11.5% above last year. The increase is due to an improving economy and improved product mix and availability.

Despite the labor disruption, productivity in the first quarter of fiscal
1994 was 98% and 108% of the prior year comparable quarter in the melt shop and rolling mill, respectively. Out of pocket strike expenses have decreased sharply and are expected to be less than $100,000 per month going forward.
The Company's conversion costs - the cost of converting scrap metal into finished product - decreased by $6 per ton in the December quarter compared to the prior year quarter. Labor cost per ton has decreased but is still higher than competitive levels. The Company intends to address this problem through its latest labor contract proposal and by continuing to make operational improvements.

In the first quarter of fiscal 1994, overall steel scrap cost was $40 per ton higher than average steel scrap cost for the prior year quarter. While the Company was able to increase shape prices several times during the most recent fiscal quarter, the shape price increases lagged the increases in scrap prices. This resulted in lower margins. However, by the end of the December quarter, shape prices did improve relative to the first two months of the quarter.

FINANCIAL CONDITION

On March 3, 1994, the Company issued $75 million of 10.25% First Mortgage Notes. The proceeds were used to redeem the 14.75% Senior Notes and to repay the borrowings under the new credit line. The remaining proceeds will be used to implement a capital expenditure program directed toward cost reduction. In addition, cash flow should improve since no principal payments are required for seven years. The Company also recently entered into a three-year line of credit that permits loans on a secured basis of up to $30 million at attractive interest rates.

OUTLOOK

Continued improvement in operating results is expected as the year develops. This is a direct result of our continuing cost reduction efforts and improving margins due to a strengthening economy. Extreme weather conditions in some major market areas and the mix of products available for shipment may affect second quarter shipments. However, favorable operating earnings can be expected in the March quarter.

Sincerely,



HOWARD M. MEYERS                        JERRY M. PITTS
President and                           Executive Vice President
Chief Executive Officer                 and Chief Operating Officer

April 15, 1994

BAYOU STEEL CORPORATION

Balance Sheets

                                             (Unaudited)          (Audited)
                                             December 31,        September 30,
                                                1993                 1993
                                            -------------       --------------
ASSETS
CURRENT ASSETS:
  Cash and temporary cash investments       $  3,073,937        $    517,900
  Trade receivables                           14,096,150          18,350,338
  Other receivables                              451,635             326,569
  Inventories                                 53,930,823          48,486,408
  Prepaid expenses                               802,908             222,277
                                            ------------        ------------
       Total current assets                   72,355,453          67,903,492
                                            ------------        ------------
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements                        4,124,002           4,124,002
  Machinery and equipment                     73,139,509          72,954,682
  Plant and office building                   12,663,242          12,663,242
  Construction in progress                     3,531,274           3,302,603
  Less-Accumulated depreciation              (24,949,331)        (23,785,622)
                                            ------------        ------------
       Net property, plant and equipment      68,508,696          69,258,907
                                            ------------        ------------
OTHER ASSETS:                                  1,546,357           1,117,788
                                            ------------        ------------
       Total assets                         $142,410,506        $138,280,187
                                            ============        ============

                                             (Unaudited)          (Audited)
                                             December 31,        September 30,
                                                1993                 1993
                                            -------------       --------------
LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
  Accounts payable                          $ 19,167,924        $ 17,671,923
  Accrued liabilities                          6,840,346           4,560,249
  Current maturities of long-term debt         9,249,068           9,282,156
  Borrowings under line of credit              5,900,000           4,000,000
                                            ------------        ------------
       Total current liabilities              41,157,338          35,514,328
                                            ------------        ------------
LONG-TERM DEBT:
  Senior secured notes                        39,900,000          39,900,000
  Notes payable                                1,094,865           1,634,625
                                            ------------        ------------
       Total long-term debt                   40,994,865          41,534,625
                                            ------------        ------------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value -
       Class A                                   106,134             106,134
       Class B                                    22,711              22,711
       Class C                                         1                   1
                                            ------------        ------------
       Total common stock                        128,846             128,846

  Paid-in capital                             44,890,554          44,890,554

  Retained earnings                           15,238,903          16,211,834
                                            ------------        ------------
       Total stockholders' equity             60,258,303          61,231,234
                                            ------------        ------------
       Total liabilities & stockholders'
         equity                             $142,410,506        $138,280,187
                                            ============        ============

BAYOU STEEL CORPORATION
Statements of Income (Loss) (Unaudited)
                                            First Quarter Ended December 31,
                                                1993                1992
                                            ------------        ------------
NET SALES                                   $ 36,778,489        $ 31,832,929
COST OF SALES                                 34,558,324          28,198,559
                                            ------------        ------------
GROSS PROFIT                                   2,220,165           3,634,370
SG&A EXPENSES                                    889,849           1,080,693
NON-PRODUCTION STRIKE EXPENSES                   399,181                -
                                            ------------        ------------
OPERATING INCOME (LOSS)                          931,135           2,553,677
                                            ------------        ------------
OTHER EXPENSES                                (1,904,066)         (2,206,976)
                                            ------------        ------------
INCOME (LOSS) BEFORE EXTRAORDINARY GAIN         (972,931)            346,701
EXTRAORDINARY GAIN                                  -                755,788
                                            ------------        ------------
NET INCOME (LOSS)                           $   (972,931)       $  1,102,489
                                            ============        ============
INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary gain   $       (.08)       $        .03
  Extraordinary gain                                -                    .06
                                            ------------        ------------
  Income (loss) per common share            $       (.08)       $        .09
                                            ============        ============
- - -------------------------

SHAPE SHIPMENT TONS                              103,168              92,487
                                            ============        ============
BILLET SHIPMENT TONS                              13,375              18,488
                                            ============        ============


The quarterly cost of goods sold calculations are based on LIFO estimates.
The actual cost will not be known until year-end inventory quantities and indices are determined.

Statements of Cash Flows (Unaudited)
                                            Three-Months Ended December 31,
                                                1993                1992
                                            ------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                         $   (972,931)       $  1,102,489
  Extraordinary gain                                -               (755,788)
  Depreciation and amortization                1,250,086           1,277,926
  Provision for losses on accounts
   receivable                                    112,369              90,080
  Changes in working capital                    1,767,806         (5,190,138)
                                             ------------       ------------
     Net cash provided by operations            2,157,330         (3,475,431)
                                             ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES             (413,498)        (1,186,777)
                                             ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES              812,205         (3,786,725)
                                             ------------       ------------
NET INCREASE (DECREASE) IN CASH                 2,556,037         (8,448,933)

CASH, beginning balance                           517,900         11,149,702
                                             ------------       ------------
CASH, ending balance                         $  3,073,937       $  2,700,769
                                             ============       ============


For additional information contact: Vice President, Treasurer and Chief
Financial Officer, Bayou Steel Corporation, P.O. Box 5000, LaPlace, Louisiana 70069,
1-504-652-4900
